FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



For the month of March , 2004
                 --------------

Commission File Number     0-29382
                       ------------

                          Minefinders Corporation Ltd.
                   -------------------------------------------
                 (Translation of registrant's name into English)

     Suite 2288, 1177 West Hastings Street, Vancouver, B.C. V6E 2K3, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                              Form 20-F      Form 40-F X
                                                      ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes             No X
                                                  ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____

MINEFINDERS
CORPORATION LTD.                             Suite 2288 - 1177 West Hastings St.
                                             Vancouver, B.C. V6E 2K3
                                             Tel. (604) 687-6263
Listed on the TSX symbol: MFL                Fax (604) 687-6267
Traded on AMEX symbol: MFN                   website: www.minefinders.com
--------------------------------------------------------------------------------

                             N E W S   R E L E A S E
                                                                  March 15, 2004

      Minefinders Added to S&P/TSX Composite Index Effective March 19, 2004

VANCOUVER, BRITISH COLUMBIA - Minefinders Corporation Ltd. (the "Company") (TSX:
MFL / AMEX: MFN), Mark H. Bailey, President and CEO, is pleased to report that Minefinders has been added to the S&P/TSX Composite Index and the Global Industry Classification Standard Sector - Materials, Gold, effective after the close of business on March 19, 2004

The S&P/TSX Composite Index is used by the financial community at large as a broad indicator of market activity for the largest companies on the Toronto Stock Exchange.

Minefinders is an exploration company currently focused on completing a bankable feasibility study on its Dolores Project, an advanced gold-silver deposit, located in Chihuahua, Mexico. The Company also has active exploration drill programs on several promising mineral prospects in Sonora, Mexico. The Company is well funded, with more than $57 million in treasury, to carry out its exploration and development programs.

On Behalf of the Board of Directors
MINEFINDERS CORPORATION LTD.
"Mark H. Bailey"
Mark H. Bailey
President and Chief Executive Officer

For further  information  please  visit our website at  www.minefinders.com,  or
contact  the  Company  at  Tel:   (604)   687-6263  or  Fax:   (604)   687-6267.
--------------------------------------------------------------------------------

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statements in this release relating to the exploration and development of the Company's mineral properties are forward-looking statements within the meaning of the United States Private Securities Litigation Act of 1995. These forward looking statements are subject to a variety of risks and uncertainties which could cause actual events to differ materially from those reflected in the forward-looking statements, including the uncertainties related to estimated costs of exploration activities on the Company's Dolores Project, risks related to exploration programs on the Company's Dolores Project, uncertainty that the Dolores Project can be commercially exploited, and other risks and uncertainties concerning the specific factors identified above and in the Company's periodic filings with the Ontario Securities Commission and the U. S. Securities Exchange Commission. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not intend to update this information and disclaims any legal liability to the contrary.

                                                                BRITISH COLUMBIA
                                                                         ALBERTA
                                                                    SASKATCHEWAN
                                                                        MANITOBA
                                                                         ONTARIO
                                                                          QUEBEC


                                 BC FORM 53-901F
                              (Previously Form 27)

                             MATERIAL CHANGE REPORT

           Section 85(1) of the Securities Act (British Columbia) and
             Section 151 of the Securities Rules (British Columbia),
                 and corresponding provisions of the securities
                         legislation in other Provinces

Item 1.  Reporting Issuer

                  Minefinders Corporation Ltd.
                  2288 - 1177 West Hastings Street
                  Vancouver, B.C. V6E 2K3

Item 2.  Date of Material Change

                  March 15, 2004 (being the date of the news release).

Item 3.  Press Release

                  The Press Release dated March 15, 2004 was forwarded to the Toronto Stock Exchange, the American Stock Exchange, and disseminated via CCN Mathews (Canadian Disclosure and U.S. Timely Network) and Canada Stockwatch.

                  A copy of the Press Release is attached as Schedule "A".

Item 4.  Summary of Material Change

                  Minefinders Corporation Ltd. announced it has been added to the S&P/TSX Composite Index and the Global Industry Classification Standard Sector - Materials, Gold, effective after the close of business on March 19, 2004.

Item 5.  Full Description of Material Change

                  For a full description of the material change, see Schedule
                  "A".

Item 6. Reliance on Section 85(2) of the Securities Act (British Columbia) and corresponding provisions of the securities legislation in other Provinces

                  Not Applicable.

Item 7.  Omitted Information

                  Not Applicable.

Item 8.  Senior Officers

                  The following Senior Officer of the Company is available to answer questions regarding this report:

                  Mark Bailey
                  President and Director
                  2288 - 1177 West Hastings Street
                  Vancouver, B.C. V6E 2K3
                  (604) 687-6263

Item 9.  Statement of Senior Officer

                  The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, B.C., this 15th day of March, 2004.

                                                    MINEFINDERS CORPORATION LTD.

                                                    Per:

                                                    /S/ "Paul C. MacNeill"
                                                    Paul C. MacNeill
                                                    Director

                                  SCHEDULE "A"

MINEFINDERS
CORPORATION LTD.                             Suite 2288 - 1177 West Hastings St.
                                             Vancouver, B.C. V6E 2K3
                                             Tel. (604) 687-6263
Listed on the TSX symbol: MFL                Fax (604) 687-6267
Traded on AMEX symbol: MFN                   website: www.minefinders.com
--------------------------------------------------------------------------------

                             N E W S   R E L E A S E
                                                                  March 15, 2004

      Minefinders Added to S&P/TSX Composite Index Effective March 19, 2004

VANCOUVER, BRITISH COLUMBIA - Minefinders Corporation Ltd. (the "Company") (TSX:
MFL / AMEX: MFN), Mark H. Bailey, President and CEO, is pleased to report that Minefinders has been added to the S&P/TSX Composite Index and the Global Industry Classification Standard Sector - Materials, Gold, effective after the close of business on March 19, 2004

The S&P/TSX Composite Index is used by the financial community at large as a broad indicator of market activity for the largest companies on the Toronto Stock Exchange.

Minefinders is an exploration company currently focused on completing a bankable feasibility study on its Dolores Project, an advanced gold-silver deposit, located in Chihuahua, Mexico. The Company also has active exploration drill programs on several promising mineral prospects in Sonora, Mexico. The Company is well funded, with more than $57 million in treasury, to carry out its exploration and development programs.

On Behalf of the Board of Directors
MINEFINDERS CORPORATION LTD.
"Mark H. Bailey"
Mark H. Bailey
President and Chief Executive Officer

For further  information  please  visit our website at  www.minefinders.com,  or
contact  the  Company  at  Tel:   (604)   687-6263  or  Fax:   (604)   687-6267.
--------------------------------------------------------------------------------

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statements in this release relating to the exploration and development of the Company's mineral properties are forward-looking statements within the meaning of the United States Private Securities Litigation Act of 1995. These forward looking statements are subject to a variety of risks and uncertainties which could cause actual events to differ materially from those reflected in the forward-looking statements, including the uncertainties related to estimated costs of exploration activities on the Company's Dolores Project, risks related to exploration programs on the Company's Dolores Project, uncertainty that the Dolores Project can be commercially exploited, and other risks and uncertainties concerning the specific factors identified above and in the Company's periodic filings with the Ontario Securities Commission and the U. S. Securities Exchange Commission. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not intend to update this information and disclaims any legal liability to the contrary.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                  Minefinders Corporation Ltd.
                                                  (Registrant)

Date     March 15, 2004                    By:    /S/ "Paul C. MacNeill"
         --------------                           ------------------------------
                                                  (Print) Name: Paul C. MacNeill
                                                  Title:   Director